Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-June-05	30-June-04	30-June-05	30-June-04	Change
ASSETS

Cash & equivalents	58,949	65,426	101.8	113.0	-9.9%
Other current assets	158,357	124,720	273.5	215.4	27.0%
Total current assets	217,306	190,146	375.3	328.4	14.3%

PP&E, net	315,796	319,678	545.4	552.1	-1.2%
Other assets	79,359	67,637	137.1	116.8	17.3%

TOTAL ASSETS	612,460	577,461	1,057.8	997.3	6.1%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	42,225	37,130	72.9	64.1	13.7%
Other current liabilities	72,872	60,559	125.9	104.6	20.3%
Total current liabilities	115,097	97,689	198.8	168.7	17.8%

Long-term debt (2)	119,756	114,016	206.8	196.9	5.0%
Other long-term liabilities	30,325	33,709	52.4	58.2	-10.0%
Total long-term liabilities	150,081	147,726	259.2	255.1	1.6%

Minority interest	41,659	40,094	72.0	69.2	3.9%

Stockholders' equity	305,623	291,952	527.8	504.2	4.7%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	612,460	577,461	1,057.8	997.3	6.1%

OTHER FINANCIAL INFORMATION

Total financial debt	161,981	151,146	279.8	261.0	7.2%

Net debt (3)	103,032	85,720	177.9	148.0	20.2%

Liquidity ratio	1.89	1.95
Debt / Capitalization	0.32	0.31

(1) Exchange rate: US$1.00 = Ch$579.00
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents